FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of March, 2009
Commission File Number: 000-29702
WEX Pharmaceuticals Inc.
(Exact name of registrant as specified in its charter)
Suite 1601 - 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☐
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

WEX PHARMACEUTICALS INC.
Suite 1601 – 700 West Pender Street
Vancouver, BC Canada V6C 1G8
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868

NEWS RELEASE

March 30, 2009

Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com

WEX RECEIVES NO OBJECTION LETTER FROM HEATH CANADA AND PROVIDES UPDATE ON CLINICAL DEVELOPMENT PLANS

Vancouver, BC (March 30, 2009) - WEX Pharmaceuticals Inc. (“WEX” or the “Company”) (TSX: WXI) announced today the receipt of a No Objection Letter from Health Canada, and an update to its clinical development plans for Tetrodotoxin (TTX).

TEC-007 Clinical Trial

As previously reported, the Company has developed a plan for a proof-of-concept trial (TEC-007) of TTX in chemotherapy-induced neuropathic pain. The TEC-007 trial is a multicentre, randomized, double-blind and placebo-controlled trial comparing the efficacy and safety of TTX to placebo in patients with moderate to severe neuropathic pain caused by cancer chemotherapy. Chemotherapy-induced neuropathic pain is an area of unmet medical need and the condition seriously impacts day-to-day functioning.

The Company filed a Clinical Trial Application with Health Canada in February 2009. On March 24, 2009, Health Canada issued a No Objection Letter which permits WEX to conduct the trial in Canada. Concurrently with seeking regulatory approval for the trial, WEX conducted a feasibility assessment of conducting the trial in Canada. The feasibility assessment led to the identification of several clinical sites in Canada that could perform the trial, but also resulted in the conclusion that the trial could not be completed as quickly as originally anticipated.

The Company has also begun plans to seek regulatory approval to conduct the TEC-007 trial in the United States. If such regulatory approval can be obtained, and subject to additional financing being available, the Company anticipates starting the trial in both countries in early 2010.

“By delaying the start of the TEC-007 trial until 2010, our cash reserves should last until mid-2010,” commented Dr. Bin Huang, WEX’s President and CEO.

TEC-006 Clinical Trial

In April 2008, WEX started a Phase III clinical trial (TEC-006) of TTX for the treatment of cancer pain. As previously reported, the Company has eight active sites and has enrolled 27 patients in the TEC-006 trial. This clinical trial is a multicentre, randomized, double-blind and placebo-controlled trial comparing the efficacy and safety of TTX to placebo in approximately 120 patients with moderate to severe inadequately controlled cancer-related pain.

Based on current enrollment rates and the anticipated initiation of new sites, the Company now anticipates enrolling the 60 patients required for the planned interim analysis by November 2009. The interim analysis will be conducted by an independent data monitoring committee, which will make a recommendation on continuing the trial based on a review of the safety and efficacy assessments. This recommendation is expected to be received within three months of enrolling 60 patients. Assuming that the data monitoring committee recommends that WEX continue the trial to the planned 120 patients, the Company anticipates that the trial will be completed in the second half of 2010.

About TTX

Tetrodotoxin (TTX) is a highly selective sodium channel blocker derived from the puffer fish. Sodium channels are found on nerves and are involved in the transmission of nerve impulses. Tetrodotoxin targets a subset of sodium channels found on nerves which conduct pain impulses. There are changes to this subset of sodium channels in chronic pain conditions. Tetrodotoxin is extremely potent, and much lower dosages are needed to produce an analgesic effect than with other drugs.

Market Opportunity

At present, the management of severe cancer pain generally includes the use of morphine and other opiates. This can often result in undesirable side effects, and treatment with this type of medication is not always effective. Because currently available pain-relieving therapy is unsatisfactory for many patients, there is a need for new therapeutic approaches for the management of moderate or severe cancer pain.

The global market for pain therapeutics used in cancer patients was approximately US$15.2 billion in 2005 and this is expected to reach at least US$23 billion by 2010.

About WEX Pharmaceuticals Inc.

WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market.

Forward Looking Statements and Information

Certain statements herein may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Forward-looking statements or information appear in a number of places and can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information are subject to such risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. See our annual information form and our quarterly and annual management’s discussion and analysis for additional information on risks and uncertainties relating to the forward-looking statement and information. There can be no assurance that forward-looking statements or information referenced herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Also, many of the factors are beyond the control of the Company. Accordingly, readers should not place undue reliance on forward-looking statements or information. All forward-looking statements and information made herein, are qualified by this cautionary statement.

FOR FURTHER INFORMATION PLEASE CONTACT:

WEX Pharmaceuticals Inc.
Dr. Bin Huang
President & CEO
(604) 683-8880 or Toll Free: 1-800-722-7549

Website: www.wexpharma.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEX Pharmaceuticals Inc.
Date: June 22, 2009	By:	/s/ Kwong Choo
		Name:	Kwong Choo
		Title:	Chief Financial Officer